FTI Consulting, Inc.

500 East Pratt Street

Suite 1400

Baltimore, Maryland 21202

(410)	951-9800

June 16, 2006

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attn: Linda van Doorn

RE:	FTI Consulting, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005 — Filed March 7, 2006
File No. 0001-14875

Dear Ms. Van Doorn:

This letter is submitted in response to comments set forth in your letter dated May 23, 2006. The responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your letter. For your convenience, your comments have been reproduced below, together with our responses.

Form 10-K for the year ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

1. Description of Business and Significant Accounting Policies

Revenue recognition, page 70

1.	Tell us whether you record reimbursed out-of-pocket expenses on a gross or net basis. Explain how you have considered the guidance of EITF 01-14 in making the determination. Additionally, tell us what consideration you have given to disclosing your policy in your revenue recognition footnote.

Response:

In accordance with EITF 01-14, we have recorded reimbursed out-of-pocket expenses on a gross basis. This policy was disclosed with our critical accounting policy for revenue recognition on page 43 of our 10-K where we state: “We recognize revenues from reimbursable expenses in the period in which the expense is incurred.” Revenues from reimbursed out-of-pocket expenses represent about 6.7% of our total revenues, which we did not believe was material for disclosure in our footnote. However, in future 10-K filings we will clarify the policy of recognizing reimbursed out-of-pocket expenses in our revenue recognition footnote.

7. Long-Term Debt and Capital Lease Obligations

2.	We note your disclosure that upon conversion of your 3.75% convertible senior subordinated notes, a portion of the conversion price will be settled in cash. Accordingly, please explain to us how you concluded that the conversion feature would be classified as equity under EITF 00-19. Additionally, please tell us how you considered the guidance under paragraphs 12 through 32 of EITF 00-19 with respect to potential conversion price adjustments noted in your disclosure.

Response:

After consideration of the criteria defined in paragraphs 12 through 32 of EITF 00-19, we concluded that all of the provisions within the convertible debt arrangement indicate that the conversion spread (conversion premium) meets the requirements to be classified in stockholders’ equity as a permanent equity instrument. Therefore, we determined that combined accounting was appropriate as the conversion option should not be bifurcated in our financial statements. Because the convertible debt was not considered “conventional convertible debt” under EITF 05-2, we considered the guidance in paragraphs 12 through 32 of EITF 00-19 as follows:

Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also receive cash. (EITF 00-19 paragraphs 12 and 13)

The convertible note indenture dated August 2, 2005, as amended, provides that the principal of $150 million is paid in cash upon conversion. The convertible note indenture further provides that we deliver in shares or cash (at FTI’s option), the incremental value of the conversion premium. After considering the provisions of paragraphs 14 – 31 of EITF 00-19, we concluded that there were no other provisions of the convertible note indenture that would require net-cash settlement of the conversion premium.

The company is permitted to settle the contract in unregistered shares (unless sufficient shares are registered at the inception of the contract and there are no outstanding filing requirements). (If the company had a failed registration during the previous six months, there should be a legal determination as to whether the company can deliver unregistered shares in a settlement in shares or in net shares.) (EITF 00-19 paragraphs 14-18)

We are permitted to settle the arrangement in unregistered shares. As stated within the description of the indenture, we may settle the conversion premium at our discretion in either cash or common stock. The indenture does not require that the common stock must be registered.

The company has enough authorized but unissued shares available to settle the contract, after considering all of its other commitments that may require issuing stock during the period the contract could remain outstanding. (If a contract limits the number of shares delivered at the contract’s expiration in a net-share settlement, the company would compare the maximum number of shares needed with the available authorized but unissued shares.) (EITF 00-19 paragraph 19)

We have 75.0 million shares of common stock authorized for issuance of which 39.0 million were outstanding at the time we issued the convertible notes. We also had maximum commitments to issue 14.9 million shares of our common stock consisting of:

•	4.8 million shares to settle outstanding option awards;

•	0.3 million shares to settle our maximum potential earnout commitments under an acquisition arrangement;

•	5.0 million shares to settle our maximum obligation under our accelerated stock buyback contract (discussed further below); and

•	4.8 million shares to settle our maximum obligation under the convertible notes.

As a result of our review, we concluded that we had enough authorized but unissued shares available to settle the contract after considering all our other commitments, including the change in the conversion ratio in the event of a “fundamental change.”

The contract specifically limits the number of shares to be delivered in a share settlement, even if the contract terminates when the stock price is at a stated trigger price. This requirement ensures that the maximum number of shares under the contract is calculable. (EITF 00-19 paragraphs 20-24)

The convertible note indenture provides that the principal of $150 million is paid in cash upon conversion. The convertible note indenture further provides that we deliver in shares or cash (at FTI’s option), the incremental value of the conversion premium. At the time of issuance of the notes, a conversion price was established and an equivalent number of shares was determinable. At the time of conversion, the fair value of the “equivalent number of shares” is determined based on the fair value of the stock at the conversion date. This fair value is compared to the equivalent number of shares at the conversion price. The difference (if positive) is the conversion premium. To settle this in net-shares, the conversion premium is divided by the current fair value to determine the number of shares to be issued.

The convertible note indenture does not specify a limit on the number of shares that could be issued under this conversion feature, however the note was designed such that there is a maximum of 4.8 million shares issuable upon conversion. To confirm that there is a limit on the number of shares to be issued, we illustrated how many shares would be issued at stock prices ranging from the conversion price ($31.25 per share) to a per share fair value of $10 million. As calculated, the number of shares to be issued steadily climbs to approach a mathematical limit of 4.8 million shares. Based on the conversion formula, a number of shares equal to the face amount of debt divided by the conversion price represents the absolute maximum number of shares (and in fact never quite reaches the limit of that maximum). Accordingly, the arrangement effectively contains a maximum number of shares to be issued upon share settlement.

The company is not required to make cash payments to the counterparty if the company fails to make timely filings with the SEC. (EITF 00-19 paragraph 25)

There are no provisions that require us to make cash payments to the counterparty in the event we fail to make timely filings with the SEC.

The issuer is not required to pay cash to the counterparty if the counterparty has sold the shares initially delivered to it and the proceeds are less than a stated amount (i.e., “top off” or “make whole” provisions). (EITF 00-19 paragraph 26)

There are no provisions in the indenture that require us to make cash payments to the counterparty in the event that the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.

The contract requires net cash settlement only in circumstances where shareholders would also receive cash for their shares. (A contract provision requiring net cash settlement in the event of bankruptcy would not preclude equity classification if it can be demonstrated that the counterparty’s claims could be net-share settled or would rank no higher than the claims of the company’s stockholders. The status of a claim in bankruptcy is a legal determination.) (EITF 00-19 paragraph 27)

There are no provisions that require us to make cash payments to the counterparty for the conversion premium. As stated in the indenture, the $150 million principal amount of the debt instrument is to be settled in cash and the conversion premium or excess conversion value can be settled in either cash or shares at our discretion.

The counterparty’s rights under a contract do not rank higher than those of the underlying stock’s shareholders. A contract cannot give the counterparty any of the rights of a creditor. The contract does not require the company to post collateral for any reason. (EITF 00-19 paragraphs 29 – 32)

As stated in the indenture, the indebtedness evidenced by the convertible notes is subordinated to the prior payment of all senior debt. In the event of bankruptcy, payments on the notes will be subordinate in right of payment to all outstanding senior debt and the convert feature retains its character as an equity instrument (i.e. there are no provisions which would require payment of the convert in cash). Furthermore, there are no provisions in the indenture that indicate that the conversion holder has rights that rank higher than those of a shareholder with regards to the embedded conversion feature.

There are no provisions in the indenture that indicate that we are required to post collateral at any point in the indenture or for any reason.

11. Stockholders’ Equity, page 89

3.	We note that you have concluded that the forward contract entered into as part of your stock repurchase should be classified as permanent equity in accordance with EITF 00-19. Tell us how you consider the guidance in paragraphs 12 through 32 of EIFT 00-19 in making this determination.

Specifically, address whether the Company had sufficient registered unissued shares to satisfy this and any other instruments that require share settlement on the date the forward contract was executed.

Response:

The accelerated stock buyback contract does not contain any provision that would require net cash settlement. (EITF 00-19 paragraphs 12-13) After consideration of the criteria defined in paragraphs 12 through 32 of EITF 00-19, we concluded that all of the provisions within the accelerated stock buyback contract meet the requirements to be classified in stockholders’ equity as a permanent equity instrument.

The company is permitted to settle the contract in unregistered shares (unless sufficient shares are registered at the inception of the contract and there are no outstanding filing requirements). (If the company had a failed registration during the previous six months, there should be a legal determination as to whether the company can deliver unregistered shares in a settlement in shares or in net shares.) (EITF 00-19 paragraphs 14-18)

If we were unable to register the settlement shares in accordance with the agreement, then we may have settled the contract in unregistered shares.

The company has enough authorized but unissued shares available to settle the contract, after considering all of its other commitments that may require issuing stock during the period the contract could remain outstanding. (If a contract limits the number of shares delivered at the contract’s expiration in a net-share settlement, the company would compare the maximum number of shares needed with the available authorized but unissued shares.) (EITF 00-19 paragraph 19)

We considered all of our maximum commitments to issue shares during the period the contract could remain outstanding, including the potential issuance of shares to settle the conversion feature of our convertible debt and determined that we had enough authorized but unissued shares available to settle this contract. See our response to question 2 above for more detail on the calculation,

The contract specifically limits the number of shares to be delivered in a share settlement, even if the contract terminates when the stock price is at a stated trigger price. This requirement ensures that the maximum number of shares under the contract is calculable. (EITF 00-19 paragraphs 20-24)

The accelerated stock buyback contract specifically limited the number of shares that would be delivered under share settlement to 5 million shares.

The company is not required to make cash payments to the counterparty if the company fails to make timely filings with the SEC. (EITF 00-19 paragraph 25)

There were no provisions that required cash payments to the counterparty in the event we failed to make timely filings with the SEC.

The issuer is not required to pay cash to the counterparty if the counterparty has sold the shares initially delivered to it and the proceeds are less than a stated amount (i.e., “top off” or “make whole” provisions). (EITF 00-19 paragraph 26)

The accelerated stock buy back agreement contained a “make-whole” provision that required us to issue additional shares to the counterparty if we elected to settle the contract via delivery of shares and the proceeds of the subsequent sale of these shares by the counterparty yielded proceeds less than the settlement amount. However, we could have settled the incremental amount of shares that we may have been required to issue under the “make-whole” provision with shares or cash at our option. Further, the maximum number of shares that we could have ever been required to issue to settle the agreement (including any make-whole provision) was specifically limited to 5 million shares.

The contract requires net cash settlement only in circumstances where shareholders would also receive cash for their shares. (A contract provision requiring net cash settlement in the event of bankruptcy would not preclude equity classification if it can be demonstrated that the counterparty’s claims could be net-share settled or would rank no higher than the claims of the company’s stockholders. The status of a claim in bankruptcy is a legal determination.) (EITF 00-19 paragraph 27)

There were no provisions in the agreement that required net cash settlement.

The counterparty’s rights under a contract do not rank higher than those of the underlying stock’s shareholders. A contract cannot give the counterparty any of the rights of a creditor. The contract does not require the company to post collateral for any reason. (EITF 00-19 paragraphs 29-32)

There was no collateral posted for this agreement nor did the counterparty’s rights rank higher than other shareholders.

In response to the staff’s request that we acknowledge certain responsibilities under the Federal Securities Laws of the United States, we are providing our acknowledgements under separate cover filed with the SEC simultaneously herewith.

Very Truly Yours,

/s/ Theodore I. Pincus Theodore I. Pincus
Executive Vice President and Chief Financial Officer